FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 18, 2022 of Diana Shipping Inc. (the "Company") announcing that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Western Bulk Carriers AS, for one of its Ultramax dry bulk vessels, the m/v DSI Aquila. The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with EGPN Bulk Carrier Co., Limited, for one of its Capesize dry bulk vessels, the m/v Houston.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 18, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACTS
FOR M/V DSI AQUILA WITH WESTERN BULK AND
M/V HOUSTON WITH EGPN

ATHENS, GREECE, November 18, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with Western Bulk Carriers AS, for one of its Ultramax dry bulk vessels, the m/v DSI Aquila. The gross charter rate is US$13,300 per day, minus a 5% commission paid to third parties, for a period until minimum September 15, 2023 up to maximum November 15, 2023. The charter is expected to commence on November 22, 2022.

The “DSI Aquila” is a 60,309 dwt Ultramax dry bulk vessel built in 2015.

The Company also announced that, through a separate wholly-owned subsidiary, it has entered into a time charter contract with EGPN Bulk Carrier Co., Limited, for one of its Capesize dry bulk vessels, the m/v Houston. The gross charter rate is US$13,000 per day, minus a 5% commission paid to third parties, for a period until minimum July 1, 2024 up to maximum August 31, 2024. The charter is expected to commence on November 21, 2022.

The “Houston” is a 177,729 dwt Capesize dry bulk vessel built in 2009.

The employments of “DSI Aquila” and “Houston” are anticipated to generate approximately US$11.44 million of gross revenue for the minimum scheduled period of the time charters.

Diana Shipping Inc.’s fleet currently consists of 40 dry bulk vessels (4 Newcastlemax, 11 Capesize, 5 Post-Panamax, 6 Kamsarmax, 8 Panamax and 6 Ultramax). The Company also expects to take delivery of 3 Ultramax dry bulk vessels in the fourth quarter of 2022. As of today, the combined carrying capacity of our fleet, excluding the 3 Ultramax dry bulk vessels not yet delivered, is approximately 4.7 million dwt with a weighted average age of 10.17 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.